CERTIFICATE of QUALIFIED PERSON

I, Thomas L. Drielick, P.E., do hereby certify that:

1. I am currently employed as Sr. Vice President by:

    M3 Engineering & Technology Corporation
    2440 West Ruthrauff Rd.
    Tucson, Arizona 85705
    U.S.A.

2. I am a graduate of Michigan Technological University and received a Bachelor of Science degree in Metallurgical Engineering in 1970. I am also a graduate of Southern Illinois University and received an M.B.A. degree in 1973.

3. I am a:
    - Registered Professional Engineer in the State of Arizona (No. 22958)
    - Registered Professional Engineer in the State of Michigan (No. 6201055633)
    - Member in good standing of the Society for Mining, Metallurgy and Exploration, Inc. (No. 850920)

4. I have practiced metallurgical and mineral processing engineering and project management for 42 years. I have worked for mining and exploration companies for 18 years and for M3 Engineering and Technology Corporation for 24 years.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Section 1.8 "Mineral Processing And Metallurgical Testing", Section 1.9 "Recovery Methods", Section 13 "Mineral Processing And Metallurgical Testing", and Section 17 "Recovery Methods" of the technical report titled *NI 43-101 Technical Report Update Feasibility Study* dated August 28, 2012 (the "Technical Report").

7. I have had prior involvement with the property that is the subject of the Technical Report. I participated in the preparation of the technical report titled *NI 43-101 Technical Report for the Rosemont Copper Project Feasibility Study, Pima County, Arizona, USA* dated August 2007, relating to the Augusta Rosemont property. I participated in the preparation of the technical report titled *2008 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA* and dated December 4, 2008, relating to the Augusta Rosemont property. I participated in the preparation of the technical report entitled *Rosemont Copper Project Updated Feasibility Study* dated January 14, 2009. I visited the subject property on August 21, 2007.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th day of August 2012.

Thomas L. Drielick

Signature of Qualified Person

Registered Professional Engineer (Mining)
CERTIFICATE NO
22958
THOMAS L
DRIELICK
Date Signed 8-28-12
ARIZONA U.S.A.
Expires 9/30/14

Thomas L. Drielick

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